# E-Z TECH CORPORATION, INC.
## BALANCE SHEETS (UNAUDITED)
## As of December 31, 2016 and 2015

| | 2016 | 2015 |
|---|---|---|
| **ASSETS** | | |
| Current Assets: | | |
| Cash and cash equivalents | $ 47,589 | $ 133,237 |
| Accounts receivable | 51,873 | 90,625 |
| Prepaid expenses | 6,347 | 6,183 |
| Inventory | 942,866 | 434,126 |
| Due from related party | 4,651 | 4,651 |
| Other current assets | 2,972 | - |
| Total Current Assets | 1,056,298 | 668,822 |
| Non-Current Assets: | | |
| Property and equipment, net | 25,460 | 35,162 |
| Total Non-Current Assets | 25,460 | 35,162 |
| TOTAL ASSETS | $ 1,081,758 | $ 703,984 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)** | | |
| Liabilities: | | |
| Current Liabilities: | | |
| Accounts payable | $ 647,264 | $ 413,603 |
| Accrued expenses | 85,372 | 12,246 |
| Deferred revenue | 368,629 | 292,100 |
| Due to related parties | 79,195 | 79,195 |
| Revenue loan | - | 277,631 |
| Loan payble | 300 | 8,510 |
| Line of credit | 63,247 | 63,717 |
| Note payable, current portion | 48,189 | 29,499 |
| Total Current Liabilities | 1,292,196 | 1,176,501 |
| Long-Term Liabilities: | | |
| Note payable, net of current portion | - | 48,189 |
| Total Long-Term Liabilities | - | 48,189 |
| Total Liabilities | 1,292,196 | 1,224,690 |
| Stockholders' Equity (Deficit): | | |
| Common Stock, no par, 100 shares authorized, 100 shares issued and outstanding, as of each December 31, 2016 and 2015, all respectively. | - | - |
| Additional paid-in capital | 120,000 | 120,000 |
| Accumulated deficit | (330,438) | (640,706) |
| Total Stockholders' Equity (Deficit) | (210,438) | (520,706) |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT) | $ 1,081,758 | $ 703,984 |

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.